RECEIVED

2007 DEC 10 A 8:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

07028545

4th December 2007

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
DEC 1 2 2007 E
THOMSON
FINANCIAL

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

dlw 12/10

Press release

Celera and Ipsen enter research collaboration to develop pharmacogenomic tests

Paris (France) and Alameda (California, United States), 20 November 2007 - Celera (NYSE: CRA), an Applera Corporation business, and Ipsen (Euronext: FR0010259150; IPN) today announced that they have entered into a research collaboration to develop biomarker and pharmacogenomic tests for growth failure patients. The initial phase of the collaboration will focus on the discovery and characterization of genetic markers relating to this disease. Assuming the first phase of this collaboration is completed successfully, a key aim thereafter will be to develop diagnostic predictors for use in Ipsen's clinical trials, which would potentially form the basis for commercial companion diagnostic tests for Ipsen's short stature therapies. Celera will receive an undisclosed payment for the initial phase of this multi-year collaboration, and any future payment will depend on success of the initial phase.

"We're pleased to enter this collaboration with Ipsen as it further reinforces Celera's pharmacogenomic endeavors," said Thomas White, Ph.D., Chief Scientific Officer at Celera. "This is another example highlighting the importance of diagnostic and pharmaceutical companies working together to improve therapeutic availability through the practice of personalized disease management."

"Celera's leadership in the field of genomics as applied to diagnostic and prognostic assays is expected to support Ipsen's effort towards the optimal use of its hormone replacement medicines for the treatment of short stature," said Jacques-Pierre Moreau, Executive Vice-President, Chief Scientific Officer of Ipsen. "The potential outcomes from this collaboration could lead to the development of tests to support the rationale for use of our products in novel indications for short stature."

About Applera Corporation and Celera

Applera Corporation consists of two operating groups. Celera is a diagnostics business delivering personalized disease management solutions through a combination of tests and services based on proprietary genetics discovery platforms. The business is developing diagnostic products that predict disease risk, and optimize therapy selection and patient outcome, based on the discovery and validation of novel markers in complex diseases such as cardiovascular disease, breast cancer, and liver and autoimmune diseases. Celera also maintains a strategic alliance with Abbott for the development and commercialization of some of its molecular diagnostic products. The Applied Biosystems Group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Its customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries and develop new pharmaceuticals. The Applied Biosystems' products also serve the needs of some markets outside of life science research, which we refer to as "applied markets." These include the fields of human identity testing (forensic and paternity testing); biosecurity, which refers to products needed in response to the threat of biological terrorism and other malicious, accidental, and natural biological dangers; and quality and safety testing, such as testing required for food and pharmaceutical manufacturing. Applied Biosystems is headquartered in Foster City, CA, and reported sales of approximately $2.1 billion during fiscal 2007. Information about Applera Corporation, including reports and other information filed by the company with the Securities and Exchange Commission, is available at http://www.applera.com, or by telephoning 800.762.6923. Information about Celera is available at http://www.celera.com

About Ipsen
Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Applera forward-looking statements
Certain statements in this press release are forward-looking. These may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," and "potential," among others. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, Applera Corporation notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. These factors include but are not limited to: (1) unproven ability of Ipsen and Celera to successfully manage and operate the collaboration; (2) the risk that products developed under this collaboration, if any, will not advance as anticipated, or may not receive required regulatory clearances or approvals; (3) the uncertainty that any products developed under the collaboration be accepted and adopted by the market, including the risk that that these products will not be competitive with products offered by other companies, or that users will not be entitled to receive adequate reimbursement for these products from third party payors such as private insurance companies and government insurance plans; and (4) other factors that might be described from time to time in Applera Corporation's filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Applera does not undertake any duty to update this information, including any forward-looking statements, unless required by law.

Ipsen forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des marchés financiers*.

IPSEN
Innovation for patient care

CELERA
an Applera Corporation Business

For further information:
Celera
David Speechly, Ph.D.
Tel.: 510.749.1853
E-mail: david.speechly@celera.com

Ipsen
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

Erasmus MC
Universitair Medisch Centrum Rotterdam

Press release

New Collaboration between Ipsen and Erasmus MC in endocrinology

Paris (France) and Rotterdam (the Netherlands), 4 December 2007 – Ipsen (Euronext: FR0010259150; IPN) and Erasmus University Medical Center Rotterdam (Erasmus MC) today announced that they have extended their alliance by concluding a collaboration agreement to identify and progress therapeutic concepts and innovative products within the fields of endocrinology, diabetes and metabolism. Moreover, Erasmus Research Institute for Neuroendocrinology (ERINE) was established recently within the Internal Medicine Department of Erasmus MC.

ERINE is headed by Professor Aart-Jan van der Lely. This institute is funded by the proceeds of the sale by Erasmus MC of a patent application to Ipsen, disclosed in January 2007.

Ipsen and ERINE research teams will meet regularly to identify new therapeutic opportunities leading to novel pharmaceutical compounds, or the identification of novel indications for products marketed in endocrinology. The parties will identify and validate targets of mutual interest and test compounds in order to produce lead candidates for further development. All joint inventions will be owned by Erasmus MC with Ipsen having an exclusive option to license and commercialize these inventions.

"Erasmus MC is one of the leading academic centers in the treatment of endocrine diseases" said Jacques-Pierre Moreau, Executive Vice-President, Chief Scientific Officer of Ipsen. "Thus it is gratifying for Ipsen to have the opportunity to be associated with a group of world class scientists with whom we intend to collaborate closely in the search for novel therapeutic concepts and products for the treatment of endocrine conditions such as diabetes and obesity which are rapidly becoming a world pandemic."

Professor Van der Lely added: "We have known Ipsen for many years as a reliable scientific partner. Cooperation within ERINE offers us the opportunity to exchange ideas directly with a company which is leading in the market of applications of research in our field."

About Erasmus MC
Erasmus MC is one of the leading research institutes, nationally as well as internationally. Research activities vary from fundamental biomedical research to clinical research and from epidemiology to social healthcare and healthcare policy and management. As largest university medical center in the Netherlands, with 2,500 students, 1,500 scientific staff and more than 12,000 employees, Erasmus MC provides referral care and last resort referral care to 3 million people in the south west of the Netherlands. Please visit www.erasmusmc.nl

About Ipsen

Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen' s shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. From 24 December 2007, the Group will be part of the SBF120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned, or that the regulatory authorities will be satisfied with the data and information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers.*

For further information:

Erasmus MC
Fred Balvert
Tel.: +31 (0)10 – 704 4020 or +31 (0)6 – 4143 172
E-mail: : f.balvert@erasmusmc.nl

Ipsen
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

END